RAD Technologies, Inc.

ANNUAL REPORT

1501 Lincoln Blvd

#1133

Venice, CA 90291

This annual report is dated August 20, 2024

THE COMPANY AND ITS BUSINESS

As used in this Annual Report unless the context otherwise requires, the terms “Company”, “RAD”, “RAD AI”, “we”, “our” and “us” refer to RAD Technologies, Inc. unless the context indicates otherwise.

Company History

RAD Technologies, Inc. is a technology company incorporated on July 6, 2018 pursuant to Delaware law. RAD’s main thesis is that content marketing, which includes influencer activations, is rampant with inefficient processes that drive bloated fee structures. Prior to RAD, the influencer marketing industry leveraged these difficulties to bill for more time.

RAD aims to fix these difficulties by addressing the core issues clients care most about. The first problem we solve is influencer discovery, which our product addresses by using our AI to analyze historical content patterns from a database of influencers, then matching these same influencers to a predetermined campaign. The second problem we address is we help clients understand their audience by delivering AI-informed personas. These personas tell our clients who their customer is, and what they care most about today. The third problem our AI solves is content optimization and ranking. This product evaluates and rates content made by any content creator to verify its alignment with the brand’s messaging and helps predict which piece of content will most deeply resonate with the audience.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company’s team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:
Jeremy Barnett	CEO	2018 – Present	Full-time
Bradley Silver	President	2021 – Present	Full-time
Directors:
Jeremy Barnett	Director	2018 – Present	2
Bradley Silver	Director	2021 – Present	2
Aaron Kuntz	Director	2018 – Present	2
Joseph Freedman	Director	2021 – Present	2
Orin Litman	Director	2024 – Present	2

Jeremy Barnett, Chief Executive Officer

Jeremy Barnett, CEO and co-founder is a 3x startup founder with 2 exits, including Trendy Butler (fashion tech). Jeremy has successfully led companies and raised capital with institutional investors such as Fidelity Investments, SOS Ventures, Expert Dojo, and more. He has experience building companies from 0-100+ employees. Mr. Barnett has served as CEO for RAD AI since the company was founded in March, 2018.

Bradley Silver, President

Bradley Silver, President and co-founder is also a 3x startup founder with 2 exits including Brand Protect. He has extensive experience raising capital and has worked with investors such as Fidelity Investments, GenWealth Ventures, MaRS AF, Brigus Capital, and Greybrook. He has experience scaling companies to $30m+ in annual recurring revenue. Mr. Silver has been with RAD AI since June, 2021. Prior to that he served as the CEO of Atomic reach from November, 2010 until October 2021.

Aaron Kuntz, Director

Aaron Kuntz, Director, is a lifelong entrepreneur, investor and advisor for several growth stage start-ups. He has been an early stage investor in industries like artificial intelligence, real estate, e-commerce, hospitality and food and beverage. Apart from RAD AI, Aaron is the president and owner of Consumer Credit Marketing, Inc., a marketing services company catering to consumer financial industries, a role in which he has been serving since 2008. Mr. Kuntz has been with RAD AI since February, 2018.

Joseph Freedman, Chairman

Joe Freedman, co-founder and chairman, is a private equity investor and corporate director with more than 25 years of industry experience. His most recent experience includes 18 years at Brookfield Asset Management, one of the world’s leading private equity and alternative asset management firms. Now retired from Brookfield, Mr. Freedman is a director of several private and public companies and non-profit organizations including Bridgemarq Real Estate Services (TSX:BRE) and the Canadian Civil Liberties Association. Mr. Freedman has served on the board of RAD AI since August, 2021. Prior to that, he served as the chairman for Make Space Inc. starting in March 2016, which is a role he still holds.

Orin Litman, Director

Orin is currently the Founder and Chairman and VetStrategy. Orin founded the Company in 2006 and served as its Chief Executive Officer from 2006 to 2023. Orin serves on the boards of many companies, including RAD, Vetster, and AmeriVet Veterinary Partners. Orin holds an MBA from the Ivey Business School at Western University.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table describes our capital structure as of August 2024:

Class of Equity	Authorized Limit*	Issued and Outstanding†	Committed, Not-issued*	Available
Class A Common Stock	200,000,000	98,415,337	67,187,381	36,781,317
Class B Common Stock	50,000,000	18,357,953	0	31,642,047

*Includes 22,601,591 warrants and 42,201,755 issued stock options and 2,696,155 unissued stock options.

†Includes 3,463,325 shares of Class B Common Stock issued in the Company’s Regulation CF round with DealMaker Securities, LLC which closed on February 15, 2024.

Includes 7,117,213 shares of Class B Common Stock issued in the Company’s Regulation CF round with DealMaker Securities, LLC which closed on April 29, 2024. This amount is subject to change based on the final closing out of escrow and the issuance of bonus shares.

Includes 1,532,905 shares of Class B Common Stock issued in the Company’s Regulation D round with DealMaker Securities, LLC which closed on June 21, 2024. This amount is subject to change based on the final closing out of escrow and the issuance of bonus shares.

Includes 214,207 shares of Class B Common Stock issued in the Company’s Regulation CF round with OpenDeal Broker LLC which closed on July 2, 2024. This amount is subject to change based on the final closing out of escrow and the issuance of bonus shares.

FINANCIAL DISCUSSION

Our financial statements can be found as an Exhibit to this filing. The financial statements were audited by Artesian CPA. The following discussion should be read in conjunction with our audited financial.

Operating Results

For the fiscal year ended December 31, 2023, the Company had revenues of $506,686 compared to the year ended December 31, 2022, when the Company had revenues of $406,824, representing a 24.5% increase related to the Company’s increase in sales. This revenue growth can be attributed to more investment into sales and marketing efforts which increased the volume of business the company was doing.

The Company’s gross margin was -182.3% in fiscal year 2023, compared to -263.4% in 2022. The improvement in gross margin was due to an increase in business and revenue along with a decrease in the cost of sales.

In 2023, the Company recognized $4,304,778 in operating expenses, as compared to $3,572,519 in operating expenses for 2022, representing a 20.5% increase. General and administrative expenses were the biggest driver of this increase, as the company grew in size, with total G&A expenses growing from $2,059,615 in 2022 to $2,781,788 in 2023, amounting to a 35.1% increase. The Company also increase its sales and marketing costs significantly from $592,819 in 2022 to $649,262 in 2023, totaling an increase of 9.5%. This change was due to the company’s efforts to continue to expand its client base and increase the volume of its business, which is part of the larger strategy to establish a more significant foothold within the industry.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash on hand of $354,783. This is compared to as of December 31, 2021, when the Company had cash on hand of $203,240.

Since inception in 2018, the Company has closed several rounds of financing, including from private sources and via Regulation CF and Regulation D, rule 506c. In 2022, the Company launched a Regulation CF financing round which officially closed in April 2023 and resulted in a total of $4,252,089 in gross proceeds.

The Company issued 4,816,839 shares of Class B Common Stock, representing $1,200,00 in gross proceeds in a Regulation CF round on Wefunder Portal LLC which closed on November 3, 2023.

The Company recently completed a Regulation CF offering with DealMaker Securities, LLC, which closed in February 2024. That round raised $985,234 in gross proceeds for the Company, issuing 3,463,325 shares of Class B Common Stock

In April 2024, the Company completed a second Regulation CF offering with DealMaker Securities, LLC. That round raised approximately $2,394,525 in gross proceeds for the Company, issuing approximately 7,117,213 shares of Class B Common Stock. This amount is subject to change based on the final closing out of escrow and the issuance of bonus shares.

In June 2024, the Company completed a Regulation D offering hosted by DealMaker O/A Novation Solutions. That round raised approximately $511,911 in proceeds for the Company, issuing approximately 1,532,905 shares of Class B Common Stock. This amount is subject to change based on the final closing out of escrow and the issuance of bonus shares.

In July 2024, the Company completed a Regulation D offering with OpenDeal Broker LLC. That round raised approximately $81,399 in proceeds for the Company, issuing approximately 214,207 shares of Class B Common Stock. This amount is subject to change based on the final closing out of escrow and the issuance of bonus shares.

The Company currently has no other sources of capital beyond revenue from operations and planned equity financing rounds.

Plan of Operations and Milestones

While the Company has generated revenues since inception, they have been unable to show consistent profit or net income since inception. The Company continues to focus on business development to grow its customer base and product development to expand its product offerings, with the goal of growing top line revenue over the coming months and years. Previous capital raised by the Company has enabled it to sustain operating losses while also growing its employee base and expand its pool of paying customers. The Company anticipates continued operating losses in the coming 12-18 months as it focuses on customer growth.

The Company intends to make strategic acquisitions over the coming 6-12 months as a part of its growth strategy. These acquisitions will likely include the Company acquiring 100% of a target’s assets and operations, likely in the form of cash and stock. The purpose of these acquisitions would be to further the Company’s business, both in the form of acquiring new customers, acquiring more employees, and/or acquiring new technology.

Trends and COVID-19

We began product development by building an AI-based creative intelligence which leverages AI personas to connect trusted influencers (content creators) with brands that benefit from the influencer’s authentic, unbiased, informative and culturally relevant content.

Over the next few years we will be focused on building a self-serve, multi-workflow process enabled platform that will create a competitive advantage that we plan to use to “disrupt” the creative marketing industry. We also have a robust acquisition and roll up strategy to accelerate growth, content and distribution.

RECENT OFFERINGS OF SECURITIES

In 2022, the Company launched a Regulation CF financing round which officially closed in April 2023 and resulted in a total of $4,252,089 in gross proceeds.

The Company issued 4,816,839 shares of Class B Common Stock, representing $1,200,00 in gross proceeds in a Regulation CF round on Wefunder Portal LLC which closed on November 3, 2023.

The Company recently completed a Regulation CF offering with DealMaker Securities, LLC, which closed in February 2024. That round raised $985,234 in gross proceeds for the Company, issuing 3,463,325 shares of Class B Common Stock

In April 2024, the Company completed a second Regulation CF offering with DealMaker Securities, LLC. That round raised approximately $2,394,525 in gross proceeds for the Company, issuing approximately 7,117,213 shares of Class B Common Stock. This amount is subject to change based on the final closing out of escrow and the issuance of bonus shares.

In June 2024, the Company completed a Regulation D offering hosted by DealMaker O/A Novation Solutions. That round raised approximately $511,911 in proceeds for the Company, issuing approximately 1,532,905 shares of Class B Common Stock. This amount is subject to change based on the final closing out of escrow and the issuance of bonus shares.

In July 2024, the Company completed a Regulation D offering with OpenDeal Broker LLC. That round raised approximately $81,399 in proceeds for the Company, issuing approximately 214,207 shares of Class B Common Stock. This amount is subject to change based on the final closing out of escrow and the issuance of bonus shares.

INDEBTEDNESS

Officers of the Company advance funds to the Company in the normal course of business. As of December 31, 2023, the Company made loans for a total of $12,331 to its officers.

The Company obtained an Economic Injury Disaster (EIDL) loan for $250,000 on April 10, 2020, and on August 16, 2021 the Company obtained a second loan in the amount of $250,000.

The EIDL is a low interest, fixed-rate, long term loan obtained directly from the U.S. Small Business administration (SBA) to help overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan bears interest at a rate of 3.75% per annum and matures 30 years from the date of the loan. Moreover, the loan is secured by assets of the Company. As of December 31, 2022, the Company had not made any payments on this loan. Accrued interest on the loan as of December 31, 2022, amounted to $39,062.

The Company entered into a $500,000 convertible note with a related party (Holder) on October 17, 2022. Unless earlier retired or converted into Conversion Shares (as defined below), the outstanding balance of this Note will be due and payable by the Company at any time on or after October 16, 2028 (the “Maturity Date”) at the Company’s election or upon demand by the Holder. The note is secured by all assets of the company.

The Company may satisfy this Note in full by repaying the Principal Amount at any time within 12 months from the Date of Issuance; by repaying 130% of the Principal Amount at any time after 12 months from the Date of Issuance and prior to 24 months from the Date of Issuance: by repaying 160% of the Principal Amount at any time after 24 months from the Date of Issuance and prior to 36 months from the Date of Issuance; or, by repaying 200% of the Principal Amount at any time after 36 months from the Date of Issuance. The Holder may accelerate the payment of this Note at any time after 24 months from the Date of Issuance and require Company satisfy the Note in full by repaying the Principal Amount.

At any time on or after the Date of Issuance, at the election of the Holder, the note will convert into that number of Common Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance of this note on the date of such conversion by the applicable Conversion Price. Conversion Price means (rounded to the nearest 1/10th of one cent) the lower of: (i)      the product of 100% less the Discount of 20% and (y) the lowest per share purchase price of the equity securities issued in the Next Equity Financing; and (ii) the lowest per share purchase price of the equity securities issued in the Crowd Funding Financing. Crowd Funding Financing means the sale (or series of related sales) by the Company of its Equity Securities through the WeFunder crowd funding platform which was launched in 2022.